UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 000-12477

AMGEN RETIREMENT AND SAVINGS PLAN
(Full title of the plan)

AMGEN INC.

(Name of issuer of the securities held)

One Amgen Center Drive, Thousand Oaks, California	91320-1799

(Address of principal executive offices)	(Zip Code)

Amgen Retirement and Savings Plan

Financial Statements
and Supplemental Schedule

Years ended December 31, 2003 and 2002

Report of Independent Registered Public Accounting Firm

Amgen Inc., as Named Fiduciary, and the Plan Participants
  of the Amgen Retirement and Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Amgen Retirement and Savings Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) at December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Los Angeles, California
June 24, 2004

Amgen Retirement and Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2003	2002
Assets
Investments at fair value	$994,294,271	$640,348,393
Contributions receivable	4,967,950	–

Net assets available for benefits	$999,262,221	$640,348,393

See accompanying notes.

Amgen Retirement and Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31
	2003	2002
Additions to net assets:
Employee contributions	$82,996,940	$48,055,433
Employer contributions	69,286,355	40,050,692
Transfer from Immunex Plan	90,749,135	763,048
Net realized/unrealized gains	168,847,898	–
Interest and dividend income	9,674,738	7,221,347

Total additions	421,555,066	96,090,520
Deductions from net assets:
Benefits paid	62,641,238	48,214,013
Net realized/unrealized losses	–	111,609,730

Total deductions	62,641,238	159,823,743

Net increase (decrease)	358,913,828	(63,733,223)
Net assets available for benefits at beginning of year	640,348,393	704,081,616

Net assets available for benefits at end of year	$999,262,221	$640,348,393

See accompanying notes.

Amgen Retirement and Savings Plan

Notes to Financial Statements

December 31, 2003

1.	Description of Plan

The following description of the Amgen Retirement and Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was established effective April 1, 1985 (amended and restated effective January 1, 1990, January 1, 1993, April 1, 1996, October 23, 2000, and January 1, 2003, respectively), as a defined contribution plan covering substantially all domestic employees of Amgen Inc. (the Company). The Plan, as amended, is intended to qualify under sections 401(a) and 401(k) of the Internal Revenue Code of 1986 (the Code) and section 407(d)(3)(A) of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

During 2003 and 2002, participants could elect to contribute up to 30% of their pretax annual compensation (up to a maximum contribution of $12,000 and $11,000, respectively). Participants may also contribute amounts (other than after tax contributions) representing distributions from other qualified defined benefit or defined contribution plans, and other eligible retirement plans. Participants who are at least age 50 can also make catch-up contributions subject to IRS and Plan limits.

Each pay period, the Company makes a contribution of 100% of the first 5% of eligible compensation contributed by the employee (Matching Contribution). In addition, the Company supplements the Matching Contribution for all eligible employees, whether or not they have elected to make contributions to the Plan, with a contribution equal to 3% of each eligible employee’s compensation (Core Contribution).

Participants select the funds in which their contributions are to be invested, electing among various investment alternatives. Participants may elect for their contributions to be invested in more than one fund; however, no more than 50% of their total contributions may be invested in the Amgen Inc. Stock Fund. Participants may transfer amounts among the investment options at any time, subject to certain Securities and Exchange Commission limitations.

Amgen Retirement and Savings Plan

Notes to Financial Statements (continued)

1.	Description of Plan (continued)

Vesting

Participants are immediately vested with respect to their individual contributions and earnings thereon. Effective January 1, 2002, participants became fully vested with respect to previously unvested Matching Contributions and Core Contributions credited to their respective account through December 31, 2001, and are immediately vested with respect to Matching Contributions and Core Contributions credited to their respective account after January 1, 2002.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and an allocation of (a) Company contributions and (b) Plan earnings and losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Payments of Benefits

Upon termination of service due to death, disability (as defined by the Plan) or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested account balance in either a lump-sum payment in cash and/or full shares of the Company’s common stock or cash installments. The number of shares of Company common stock to be paid is based on the quoted market value of such stock on the date the Plan is valued following employee notification.

Certain restrictions apply to withdrawals of amounts from the Plan while a participant continues to be employed by the Company.

Amgen Retirement and Savings Plan

Notes to Financial Statements (continued)

1.	Description of Plan (continued)

Participant Loans

Subject to Company approval, participants can generally obtain a loan from their account up to the lesser of an amount equal to 50% of the participant’s vested account balance or $50,000, less any outstanding loans. Loans made prior to July 1, 2003 bear interest at average borrowing rates of certain major banks. Loans made on or after July 1, 2003 bear interest at the prime rate plus one percentage point as published in the Wall Street Journal. As of December 31, 2003, participant loans outstanding bear interest at rates ranging from 5.00% to 11.87%. Loans are generally payable in installments over periods ranging from one to five years, unless the loan is used to acquire a principal residence. Principal and interest payments are allocated to the participant’s account.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. Upon termination, participants would receive distribution of their account balances.

Trustee

Fidelity Management Trust Company acts as the Plan’s trustee.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Income and Losses

Dividend income is recognized on the ex-dividend date and interest income is recorded on an accrual basis. Unrealized gains and losses on investments are measured by the change in the difference between the fair value and cost of the securities held at the beginning and end of the period. Realized gains and losses from security transactions are recorded based on the weighted-average cost of securities sold.

Amgen Retirement and Savings Plan

Notes to Financial Statements (continued)

2.	Summary of Significant Accounting Policies (continued)

Investment Valuation

Investments in mutual funds and Amgen Inc. common stock are valued at current market values determined through reference to public market information on the last business day of the Plan year. Participant loans are valued at their outstanding balances which approximate fair value.

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassification

Certain prior year amounts have been reclassified to conform to the current year presentation.

3.	Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31
	2003	2002
Amgen Inc. Common Stock	$253,088,794	$186,234,961
Fidelity Magellan Fund	110,730,194	80,102,271
Fidelity Growth and Income Portfolio	100,808,663	61,051,319
Fidelity Retirement Money Market Portfolio	70,963,856	56,683,681
Fidelity Spartan U.S. Equity Index	68,345,239	39,019,464
Fidelity OTC Portfolio	66,928,864	35,723,215
Fidelity Contrafund	53,702,025	33,571,163
Fidelity Overseas Fund	52,346,283	24,071,387

Amgen Retirement and Savings Plan

Notes to Financial Statements (continued)

3.	Investments (continued)

During 2003 and 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:

	Year ended December 31
	2003	2002
Amgen Inc. Common Stock	$54,118,844	$(31,237,615)
Mutual funds	114,729,054	(80,372,115)

	$168,847,898	$(111,609,730)

4.	Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated November 21, 2001, stating that the Plan is qualified, in form, under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. If at any time, it is determined that the Plan is not qualified and the related trust is not tax exempt, then the Company has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code. Subsequent amendments have been structured to, and are intended to, maintain the Plan’s tax qualified status.

5.	Services Provided by the Company

The Company provides certain administrative and recordkeeping services for the Plan at no cost to the Plan participants. In addition, the Company has paid the trustee fees and other related costs on behalf of the Plan.

Amgen Retirement and Savings Plan

Notes to Financial Statements (continued)

6.	Assets Transferred from Immunex Corporation

Effective January 1, 2003, the Company merged the Amgen Inc. Profit Sharing 401(k) Plan and Trust (formerly the Immunex Corporation Profit Sharing 401(k) Plan and Trust) (the Immunex Plan) into the Plan. Employees eligible to participate in the Immunex Plan during 2002 were eligible to participate in the Plan effective January 1, 2003. In December 2002 and January 2003, assets totaling $91,512,183 held by the Immunex Plan were transferred to the Plan.

7.	Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2003	2002
Net assets available for benefits per the financial statements	$999,262,221	$640,348,393
Less: Contributions receivable	(4,967,950)	–

Net assets available for benefits per the Form 5500	$994,294,271	$640,348,393

     The following is a reconciliation of contributions received per the financial statements to the Form 5500:

	Year ended December 31
	2003	2002
Contributions received per the financial statements:
Employee contributions	$82,996,940	$48,055,433
Employer contributions	69,286,355	40,050,692

Total contributions	152,283,295	88,106,125
Less: Contributions receivable	(4,967,950)	–

Contributions received per the Form 5500	$147,315,345	$88,106,125

Supplemental Schedule

Amgen Retirement and Savings Plan

EIN: 95-3540776
Plan: 35274

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

	Description of	Current
Identity of Issue	Investment	Value
Amgen Inc.*	Common stock 4,095,850 shares	$253,088,794
Fidelity Magellan Fund*	Mutual fund 1,132,906 shares	110,730,194
Fidelity Growth and Income Portfolio*	Mutual fund 2,829,320 shares	100,808,663
Fidelity Retirement Money Market Portfolio*	Money market portfolio	70,963,856
Fidelity Spartan U.S. Equity Index*	Mutual fund 1,734,211 shares	68,345,239
Fidelity OTC Portfolio*	Mutual fund 2,061,252 shares	66,928,864
Fidelity Contrafund*	Mutual fund 1,088,187 shares	53,702,025
Fidelity Overseas Fund*	Mutual fund 1,665,488 shares	52,346,283
Fidelity U.S. Bond Index Portfolio*	Mutual fund 3,022,584 shares	33,822,720
Fidelity Asset Manager: Growth*	Mutual fund 2,169,668 shares	30,982,858
Fidelity Short-Term Bond*	Mutual fund 2,612,857 shares	23,620,229
Neuberger Berman Genesis Trust	Mutual fund 999,863 shares	37,024,925
Fidelity Asset Manager*	Mutual fund 2,151,909 shares	33,914,083
Fidelity Asset Manager: Income*	Mutual fund 873,622 shares	10,614,503
Fidelity Equity Income Fund*	Mutual fund 352,202 shares	17,522,070
Dreyfus Founders Discovery Fund	Mutual fund 345,088 shares	8,965,375
American Funds Growth Fund of America	Mutual fund 247,149 shares	6,042,789
Participant loans*	Interest rates from 5.00% to 11.87%	14,870,801

		$994,294,271

*Party-in-interest.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Amgen Retirement and Savings Plan
(Name of Plan)

Date:	6/28/04	By:	/s/ Richard D. Nanula

Richard D. Nanula
Executive Vice President
and Chief Financial Officer
Amgen Inc.

AMGEN RETIREMENT AND SAVINGS PLAN

INDEX TO EXHIBIT

Consent of Ernst & Young LLP,
Independent Registered Public Accounting Firm	Exhibit 23